1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2019
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1

ANNOUNCEMENT - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR SHAREHOLDERS' MEETING, RULES OF PROCEDURES FOR THE BOARD MEETING AND RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE MEETING

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 28, 2019	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

On 28 May 2019, as considered and approved at the forty-third meeting of the six session of the board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**"), the Board proposed to make amendments to the articles of association of the Company (the "**Articles of Association**"), the Rules of Procedures for Shareholders' Meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for Shareholders' Meeting**") and the Rules of Procedures for The Board Meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for the Board Meeting**"). On the same day, as considered and approved by the twentieth meeting of the sixth session of the supervisory committee (the "**Supervisory Committee**") of the Company, the Company was approved to made amendments to the Rules of Procedures for The Supervisory Committee Meeting of Aluminum Corporation of China Limited* (the "**Rules of Procedures for the Supervisory Committee Meeting**"). In view of relevant new amendments to the applicable PRC laws, regulations and rules and based on the actual conditions of the Company, the Company proposed to make amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting. The particulars of the proposed amendments are set out in the Appendix I, Appendix II, Appendix III and Appendix IV of this announcement.

– 1 –

The Board of the Company is of the opinion that, the proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting of the Company are in the interests of the Company and its Shareholders.

The proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting shall be subject to the consideration and approval of shareholders of the Company at the general meeting of the Company before coming into effect. The Company will dispatch the circular containing, among other things, the details of the proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting, the Rules of Procedures for the Board Meeting and the Rules of Procedures for the Supervisory Committee Meeting to the shareholders of the Company as soon as practicable.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the PRC
28 May 2019

As at the date of this announcement, the members of the board of directors comprise Mr. Lu Dongliang, Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou (Executive Directors); Mr. Ao Hong and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purposes only*

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APPENDIX I PARTICULARS OF PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Original Article	**Revised Article**
Article 22:	Article 22: A paragraph be newly added at the end: **Upon approval at a Shareholders' General Meeting of the Company and by the relevant authorities of the State Council, the Company completed the registration formalities for the additional shares regarding the acquisition of assets by issuance of shares in February 2019. Following such issuance, the composition of the share capital of the Company is as follows: there are 17,022,672,951 ordinary shares, in which 13,078,706,983 shares are held by holders of A shares and 3,943,965,968 shares are held by holders of overseas listed foreign investment shares, accounting for 76.83% and 23.17% of the Company's total issued ordinary shares, respectively.**
Article 25: The registered capital of the Company is RMB14,903,798,236 Yuan.	Article 25: The registered capital of the Company is RMB**17,022,672,951** Yuan.

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Original Article	**Revised Article**
Article 30: The Company may, in the following circumstances, buy back its own outstanding shares by the procedure provided for in laws and these Articles of Association, after approval by relevant State authorities: (1) cancellation of shares in order to reduce its capital; (2) merger with another company holding shares of the Company; (3) grant of shares as an incentive to its employees; (4) a shareholder opposes a resolution on the merger or division of the Company adopted at a Shareholders' General Meeting and requests that the Company purchase his or her shares;	Article 30: The Company may, in the following circumstances, buy back its own outstanding shares **in compliance with the requirements provided for in relevant State laws and regulations, regulatory requirements or these Articles of Association**, after approval by relevant State authorities: **(1) reduction of its registered capital;** (2) merger with another company holding shares of the Company; **(3) use of shares for employee shareholding scheme or as equity incentive;** (4) a shareholder opposes a resolution on the merger or division of the Company adopted at a Shareholders' General Meeting and requests that the Company purchase his or her shares;

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Original Article	Revised Article
(5) other circumstances approved in laws or administrative regulations. If the Company buys back its own outstanding shares, it shall do by the provisions set forth from Article 31 to Article 34 of these Articles of Association.	**(5) use of shares for conversion of corporate bonds which are convertible into shares issued by the Company;** **(6) where it is necessary to safeguard the value of the Company and the rights and interests of its shareholders;** (7) other circumstances **required** in laws or administrative regulations. If the Company buys back its own outstanding shares, it shall do by the provisions set forth from Article 31 to Article 34 of these Articles of Association.

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Original Article	Revised Article
Article 31: After the Company is approved by relevant State authorities to buy back its own shares, it may proceed in any of the following manners: (1) issuance to all of the shareholders of a buyback offer on a pro rata basis; (2) buyback through open transactions on a stock exchange; (3) buyback by agreement outside a stock exchange; (4) other manners as permitted by laws and administrative regulations or the State Council's authorities in charge of securities.	Article 31: After the Company is approved by relevant State authorities to buy back its own shares, it may proceed in any of the following manners: (1) issuance to all of the shareholders of a buyback offer on a pro rata basis; (2) buyback through open transactions on a stock exchange; (3) buyback by agreement outside a stock exchange; (4) other manners as permitted by laws and administrative regulations or the State Council's authorities in charge of securities. **Buyback of shares of the Company under the circumstances set forth in items (3), (5) and (6) of the Article 30 shall be conducted through open centralized transaction.**

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Original Article	**Revised Article**
Article 33: After the Company has bought back its shares according to laws, it shall cancel or transfer such shares within the period prescribed in the laws and administrative regulations. If the Company cancels shares, it shall carry out the registration of the change in its registered capital with its original registrar. The amount of the Company's registered capital shall be reduced by the total par value of the shares canceled.	Article 33: **Buyback of shares of the Company under the circumstances set forth in items (1), (2) and (3) of the Article 30 shall be resolved at the Shareholders' General Meeting. Buyback of shares of the Company under the circumstances set forth in items (5) and (6) of the Article 30 shall be subject to approval by more than two-thirds of Directors present at the meeting of the board of directors.** **The shares bought back by the Company under the circumstances set forth in item (1) of the Article 30 shall be cancelled within ten days after the date of buyback; under the circumstances set forth in items (2) and (4), the shares shall be transferred or cancelled within six months after the date of buyback; under the circumstances set forth in items (3), (5) and (6), the aggregated number of shares of the Company held by itself shall be not more than 10% of the total issued shares of the Company and shall be transferred or cancelled within three years after the date of buyback.** The amount of the Company's registered capital shall be reduced by the total par value of the shares canceled.

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Original Article	Revised Article
Article 37: The acts listed below shall not be regarded as acts prohibited under Article 35 of these Articles of Association: (1) where the Company provides the relevant financial assistance genuinely for the benefit of the Company and the main purpose of the financial assistance is not the purchase of shares of the Company, or the financial assistance is an incidental part of some overall plan of the Company; (2) lawful distribution of the Company's property in the form of dividends; (3) distribution of dividends in the form of shares; (4) reduction of registered capital, buyback of shares, adjustment of the equity structure, etc. in accordance with these Articles of Association; (5) provision of a loan by the Company within its scope of business and in the ordinary course of its business (provided that the same does not lead to a reduction in the net assets of the Company or that if the same constitutes a reduction, the financial assistance was paid out of the Company's distributable profit); (6) the provision of money by the Company for an employee shareholding scheme (provided that the same does not lead to a reduction in the net assets of the Company or that if the same constitutes a reduction, the financial assistance was paid out of the Company's distributable profit).	Article 37: The acts listed below shall not be regarded as acts prohibited under Article 35 of these Articles of Association: (1) where the Company provides the relevant financial assistance genuinely for the benefit of the Company and the main purpose of the financial assistance is not the purchase of shares of the Company, or the financial assistance is an incidental part of some overall plan of the Company; (2) lawful distribution of the Company's property in the form of dividends; (3) distribution of dividends in the form of shares; (4) reduction of registered capital, buyback of shares, adjustment of the equity structure, etc. in accordance with these Articles of Association; (5) provision of a loan by the Company within its scope of business and in the ordinary course of its business (provided that the same does not lead to a reduction in the net assets of the Company, **unless** the financial assistance was paid out of the Company's distributable profit)**.** **Provision (6) be deleted**

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Original Article	Revised Article
Article 61: The Shareholders' General Meeting shall exercise the following functions and powers: (1) to decide on the business policies and investment plans of the Company; (2) to elect and replace directors and decide on matters concerning the remuneration of directors; (3) to elect and replace the supervisors who are to be appointed from among the shareholders' representatives and decide on matters concerning the remuneration of supervisors; (4) to consider and approve reports of the Board of Directors; (5) to consider and approve reports of the Board of Supervisors; (6) to consider and approve the Company's annual financial budget plans and final accounting plans; (7) to consider and approve the Company's profit distribution plans and plans for making up losses; (8) to pass resolutions concerning the increase or reduction of the Company's registered capital; (9) to pass resolutions on the merger, division, dissolution or liquidation of the Company; (10) to pass resolutions on the issuance of corporate bonds;	Article 61: The Shareholders' General Meeting shall exercise the following functions and powers: (1) to decide on the business policies and investment plans of the Company; (2) to elect and replace directors and decide on matters concerning the remuneration of directors; (3) to elect and replace the supervisors who are to be appointed from among the shareholders' representatives and decide on matters concerning the remuneration of supervisors; (4) to consider and approve reports of the Board of Directors; (5) to consider and approve reports of the Board of Supervisors; (6) to consider and approve the Company's annual financial budget plans and final accounting plans; (7) to consider and approve the Company's profit distribution plans and plans for making up losses; (8) to pass resolutions concerning the increase or reduction of the Company's registered capital; (9) to pass resolutions on the merger, division, dissolution or liquidation of the Company; (10) to pass resolutions on the issuance of corporate bonds;

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Original Article	Revised Article
(11) to pass resolutions on the engagement, dismissal or non-renewal of the engagement of accounting firms by the Company;	(11) to pass resolutions on the engagement, dismissal or non-renewal of the engagement of accounting firms by the Company;
(12) to amend the Articles of Association of the Company;	(12) to amend the Articles of Association of the Company;
(13) to pass resolutions on matters relating to the share-related remuneration (such as placement of shares or stock option, etc.) of the employees;	(13) to pass resolutions on matters relating to the share-related remuneration (such as placement of shares or stock option, etc.) of the employees;
(14) to consider and approve matters relating to the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's total assets;	(14) to consider and approve matters relating to the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's total assets;
(15) to pass resolutions on matters relating to the security for third parties that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting;	(15) to pass resolutions on matters relating to the security for third parties that laws, administrative regulations and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting;
(16) to consider and approve changes in the use of raising funds;	(16) to consider and approve changes in the use of raising funds;
(17) to consider and approve equity incentive schemes;	**(17) to consider and approve employee shareholding schemes or equity incentive schemes;**
(18) other matters that laws, administrative regulations, departmental rules and the Company's Articles of Association require to be resolved by the Shareholders' General Meeting.	(18) other matters that laws, administrative regulations, departmental rules **or** the Company's Articles of Association require to be resolved by the Shareholders' General Meeting.
The Shareholders' General Meeting may delegate or entrust its matters to be handled by the Board of Directors.	The Shareholders' General Meeting may delegate or entrust **relevant** matters to be handled by the Board of Directors.

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Original Article	Revised Article
Article 86: Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by ordinary resolution: (1) work reports of the Board of Directors and the Board of Supervisors; (2) the profit distribution plans and plans for making up losses drafted by the Board of Directors; (3) the appointment, dismissal and remuneration of the members of the Board of Directors and the Board of Supervisors and the method of payment of the remuneration; (4) the Company's annual budget and final accounts, balance sheet, profit statement and other financial statements; (5) the engagement, dismissal or non-renewal of an accounting firm; (6) the matters other than those which laws, administrative rules and regulations or these Articles of Association require to be adopted by special resolution.	Article 86: Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by ordinary resolution: **(1) to decide on the business policies and investment plans of the Company;** **(2) to elect and change directors and decide on matters concerning the remuneration of directors;** **(3) to elect and change the supervisors who are to be appointed from among the shareholders' representatives and decide on matters concerning the remuneration of supervisors;** **(4) to consider and approve reports of the Board of Directors;** **(5) to consider and approve reports of the Supervisory Committee;** **(6) to consider and approve the Company's annual financial budget plans and final accounting plans;** **(7) to consider and approve the Company's profit distribution plans and plans for making up losses;** **(8) to pass resolutions on the engagement, dismissal or non-renewal of the engagement of accounting firms by the Company;** **(9) to consider and approve changes in the use of raising funds;** (10) the matters other than those which laws, administrative rules and regulations or these Articles of Association require to be adopted by special resolution.

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Original Article	Revised Article
Article 87: Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by special resolution: (1) the increase or reduction of the registered capital and issuance of any class of shares, warrants or other similar securities of the Company; (2) the issuance of corporate bonds; (3) division, merger, dissolution and liquidation, as well as major acquisitions or disposals of the Company; (4) the amendment of these Articles of Association; (5) the amendment of the rights of any class shareholders; (6) in the event of the purchase or sale of (a) material asset(s) of the Company or the provision of security within one year, the amount(s) of which exceeds 25 percent of the audited total assets of the Company as at the most recent period; (7) equity incentive schemes; (8) other matters which laws, administrative rules and regulations or these Articles of Association require to be adopted by special resolution or which the Shareholders' General Meeting considers will have a material impact on the Company and therefore require, by an ordinary resolution, to be adopted by special resolution.	Article 87: Decisions of the Shareholders' General Meeting on any of the following matters shall be adopted by special resolution: (1) the increase or reduction of the registered capital and issuance of any class of shares, warrants or other similar securities of the Company; (2) the issuance of corporate bonds; (3) division, merger, dissolution and liquidation, as well as major acquisitions or disposals of the Company; (4) the amendment of these Articles of Association; (5) the amendment of the rights of any class shareholders; **(6) to resolve matters relating to the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's total assets;** **(7) provisions of security that laws, administrative regulations, as well as these Articles of Association specify to be approved at the Shareholders' General Meeting;** **(8) employee shareholding schemes or equity incentive schemes;** (9) other matters which laws, administrative rules and regulations or these Articles of Association require to be adopted by special resolution or which the Shareholders' General Meeting considers will have a material impact on the Company and therefore require, by an ordinary resolution, to be adopted by special resolution.

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Original Article	Revised Article
Article 112: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets plans and final accounts plans of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issuance of corporate bonds or other securities; (8) to draft plans for major acquisitions or disposals of the Company, as well as the merger, division or dissolution of the Company;	Article 112: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets plans and final accounts plans of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issuance of corporate bonds or other securities; (8) to draft plans for major acquisitions or disposals of the Company, as well as the merger, division or dissolution of the Company;

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Original Article	Revised Article
(9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these Articles of Association; (10) to decide on such matters as the Company's investments in third parties, purchase and sales of assets, asset mortgages, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization; (12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager; to engage or dismiss the Secretary to the Board and decide on matters relating to their remuneration; to appoint or replace the members of the Board of Directors and the Board of Supervisors of the wholly- owned subsidiary; to appoint, replace or recommend the shareholder representatives, directors and supervisors of the subsidiaries controlled by it or equity affiliates;	(9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these Articles of Association; (10) to decide on such matters as the Company's investments in third parties, purchase and sales of assets, asset mortgages, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization; (12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager; to engage or dismiss the Secretary to the Board and decide on matters relating to their remuneration; to appoint or replace the members of the Board of Directors and the Board of Supervisors of the wholly- owned subsidiary; to appoint, replace or recommend the shareholder representatives, directors and supervisors of the subsidiaries controlled by it or equity affiliates;

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Original Article	Revised Article
(13) to decide on the establishment of the Company's branches;	(13) to decide on the establishment of the Company's branches;
(14) to formulate amendments to these Articles of Association;	(14) to formulate amendments to these Articles of Association;
(15) to formulate the basic management systems of the Company;	(15) to formulate the basic management systems of the Company;
(16) to formulate the equity incentive schemes;	(16) to formulate the equity incentive schemes;
(17) to make decision on the Company's other major affairs and administrative affairs, and to sign other important agreements, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association;	(17) to make decision on the Company's other major affairs and administrative affairs, and to sign other important agreements, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association;
(18) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting.	**(18) to make decision on the matters in relation to buyback of shares of the Company under the circumstances set forth in items (5) and (6) of the Article 30;** (19) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting.

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Original Article	Revised Article
Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall be passed by the affirmative vote of not less than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14) and (16), which shall require the affirmative vote of at least two-thirds of all of the directors for adoption. If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she exercise the voting right of another director as such director's proxy thereon. Under circumstance set forth above, such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. As for the aforementioned items, which shall require the affirmative vote of at least two-thirds of all of the directors for adoption, and shall require adoption by at least two-thirds of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration.	Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall be passed by the affirmative vote of not less than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14), (16) and **(18)**, which shall require the affirmative vote of at least two-thirds of all of the directors for adoption. If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she exercise the voting right of another director as such director's proxy thereon. Under circumstance set forth above, such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. As for the aforementioned items, which shall require the affirmative vote of at least two-thirds of all of the directors for adoption, and shall require adoption by at least two-thirds of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration.

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Original Article	Revised Article
A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent non-executive directors have signed the same. The Company shall formulate the rules for chief legal adviser, under which the chief legal adviser shall present and give legal opinions at the meeting of the Board of Directors whenever legal issue is involved in proposals for consideration and approval thereat.	A resolution by the Board of Directors on a connected transaction shall enter into effect only once the independent non-executive directors have signed the same. The Company shall formulate the rules for chief legal adviser, under which the chief legal adviser shall present and give legal opinions at the meeting of the Board of Directors whenever legal issue is involved in proposals for consideration and approval thereat.
Article 150: The Board of Supervisors shall consist of three supervisors. The external supervisors (refer to those supervisors who do not hold office in the Company, the same below) shall represent not less than 50 percent of the members of the Board of Supervisors. The number of the supervisors who represent the employees shall be not less than one-third of the number of supervisors. The Board of Supervisors shall have one chairman. The term of office of a supervisor shall be 3 years. A supervisor may serve consecutive terms if reelected upon the expiration of his or her term. The appointment and dismissal of the Chairman of the Board of Supervisors shall be subject to the affirmative vote of at least two-thirds of the members of the Board of Supervisors. The chairman of the Board of Supervisors shall organize the performance of the duties of the Board of Supervisors.	Article 150: The Board of Supervisors shall consist of **five** supervisors. The external supervisors (refer to those supervisors who do not hold office in the Company, the same below) shall represent not less than 50 percent of the members of the Board of Supervisors. The number of the supervisors who represent the employees shall be not less than one-third of the number of supervisors. **The term of office of a supervisor shall be 3 years. A supervisor may serve consecutive terms if re-elected upon the expiration of his or her term.** **The Board of Supervisors shall have one chairman. The appointment and dismissal of the Chairman of the Board of Supervisors shall be subject to the affirmative vote of at least two-thirds of the members of the Board of Supervisors.** The chairman of the Board of Supervisors shall organize the performance of the duties of the Board of Supervisors.

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Original Article	**Revised Article**
Article 151: The members of the Board of Supervisors include two shareholder representatives (including qualified as outside supervisors, the same below) and one employee representative who represents the employees. The shareholder representative shall be elected and removed by the Shareholders' General Meeting; the employee representative shall be elected and removed by the employees' democratic election. As needed, the Board of Supervisors shall establish an office to be responsible for the daily affairs of the Board of Supervisors.	Article 151: The members of the Board of Supervisors include **three** shareholder representatives (including qualified as outside supervisors, the same below) and **two** employee representatives who represents the employees. The shareholder representative shall be elected and removed by the Shareholders' General Meeting; the employee representative shall be elected and removed by the employees' democratic election. As needed, the Board of Supervisors shall establish an office to be responsible for the daily affairs of the Board of Supervisors.

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APPENDIX II PARTICULARS OF PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES FOR SHAREHOLDERS' MEETING

Original Article	Revised Article
Article 3 The General Meeting may exercise the following functions and powers: (1) to decide on the operating policies and investment plans of the Company; (2) to elect and remove directors and to fix the remuneration of the relevant directors; (3) to elect and remove supervisors (being Shareholders' representatives), and to fix the remuneration of the relevant supervisors; (4) to examine and approve the reports of the Board of the Directors; (5) to examine and approve the reports of the Board of Supervisors; (6) to examine and approve the proposed annual financial budgets and final accounts of the Company;	Article 3 The General Meeting may exercise the following functions and powers: (1) to decide on the operating policies and investment plans of the Company; (2) to elect and remove directors and to fix the remuneration of the relevant directors; (3) to elect and remove supervisors (being Shareholders' representatives), and to fix the remuneration of the relevant supervisors; (4) to examine and approve the reports of the Board of the Directors; (5) to examine and approve the reports of the Board of Supervisors; (6) to examine and approve the proposed annual financial budgets and final accounts of the Company;

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Original Article	Revised Article
(7) to examine and approve the profit distribution plans and loss recovery plans of the Company; (8) to adopt resolutions on any increase or reduction of registered capital by the Company; (9) to adopt resolutions on matters such as merger, division, dissolution and liquidation of the Company; (10) to adopt resolutions on the issue of bonds of the Company; (11) to adopt resolutions on the appointments, dismissals or non-reappointments of accounting firms; (12) to amend the Articles of Association; (13) to examine and approve decisions in relation to share-based remunerations (such as rights issue or share option etc.) of the employees;	(7) to examine and approve the profit distribution plans and loss recovery plans of the Company; (8) to adopt resolutions on any increase or reduction of registered capital by the Company; (9) to adopt resolutions on matters such as merger, division, dissolution and liquidation of the Company; (10) to adopt resolutions on the issue of bonds of the Company; (11) to adopt resolutions on the appointments, dismissals or non-reappointments of accounting firms; (12) to amend the Articles of Association; (13) to examine and approve decisions in relation to share-based remunerations (such as rights issue or share option etc.) of the employees;

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Original Article	Revised Article
(14) to make decisions on purchase or sale of substantial assets within one year of which the amount exceed 25% of the Company's total assets; (15) to make decisions on guarantee matters subject to review and approval by General Meeting as required by laws, administrative regulations and the Article of Association of the Company; (16) to examine and approve changes of purpose of the funds raised; (17) to examine and approve equity incentive schemes; (18) other matters the resolutions concerning which shall be made by the General Meeting, as stipulated by laws, administrative regulations, department rules and the Articles of Association of the Company. The General Meeting may authorize or delegate to the Board of Directors to attend to its authorization or entrusted matters.	(14) to make decisions on purchase or sale of substantial assets within one year of which the amount exceed 25% of the Company's total assets; (15) to make decisions on guarantee matters subject to review and approval by General Meeting as required by laws, administrative regulations and the Article of Association of the Company; (16) to examine and approve changes of purpose of the funds raised; **(17) to examine and approve employee shareholding scheme or equity incentive schemes;** (18) other matters the resolutions concerning which shall be made by the General Meeting, as stipulated by laws, administrative regulations, department rules **or** the Articles of Association of the Company. **The Shareholders' General Meeting may delegate or entrust relevant matters to be handled by the Board of Directors.**

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Original Article	Revised Article
Article 30： The General Meeting is convened by the Board of Directors according to laws. The chairman of the Board of Directors is the host and is the chairman of the General Meeting. Should the chairman of the Board of Directors be unable to or fail to perform his duties, the deputy Chairman of the Board of Directors should serve as the host and Chairman of the General Meeting (should there be two deputy Chairmen of the Board of Directors, the one elected by more than half of the directors is the host and Chairman of the General Meeting). Should both the Chairman and the vice Chairman be unable or fail to perform their duties, the director elected by more than half of the directors should serve as the host and chairman of the General Meeting. In a General Meeting directly called by the supervisory committee, the Chairman of the Board of Supervisors serves as the host and chairman of the meeting. Should the Chairman of the Board of Supervisors be unable or fail to perform his or her duties, the vice Chairman of the Board of Supervisors serves as the host and chairman of the meeting. Should the vice Chairman of the Board of Supervisors be unable or fail to perform his duties, the supervisor nominated by more than half of the supervisors should serve as the host and chairman of the General Meeting.	Article 30： **The Chairman of the Board of Directors is the host and is the chairman of the General Meeting. Should the chairman of the Board of Directors be unable to or fail to perform his or her duties or attend the General Meeting, the deputy Chairman of the Board of Directors should serve as the host and chairman of the General Meeting. Should the deputy Chairman be unable or fail to perform his or her duties, the director elected by more than half of the directors should serve as the host and chairman of the General Meeting. If more than half of the directors fails to elect one director to serve as the host and Chairman of the General Meeting, shareholders attending the General Meeting should elect a person to serve as the Chairman of the General Meeting. If for any reason the shareholders are unable to elect a chairman, the shareholder holding the largest number of voting shares and attending the meeting (whether in person or by proxy) shall preside over the meeting.** **In a General Meeting directly called by the Board of Supervisors, the Chairman of the Board of Supervisors serves as the host of the meeting. Should the Chairman of the Board of Supervisors be unable or fail to perform his or her duties, the supervisor nominated by more than half of the supervisors should serve as the host and chairman of the General Meeting.**

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Original Article	**Revised Article**
In a General Meeting directly called by shareholders, the convener should nominate a representative to host and serve as Chairman of the General Meeting. During the course of a General Meeting, if the Chairman of the meeting is in breach of these Rules and renders it impossible for the meeting to continue, with the consent of the shareholders present at the meeting and representing more than one half of the total voting rights of all shareholders so present, the General Meeting may elect one individual to be the Chairman of the meeting and the meeting shall continue.	**In a General Meeting directly called by shareholders, the convener should nominate a representative to host the General Meeting.** During the course of a General Meeting, if the Chairman of the meeting is in breach of these Rules and renders it impossible for the meeting to continue, with the consent of the shareholders present at the meeting and representing more than one half of the total voting rights of all shareholders so present, the General Meeting may elect one individual to be the Chairman of the meeting and the meeting shall continue.
Article 43: The following matters shall be passed by ordinary resolutions of a General Meeting: (1) the work report of the Board of Directors and the Board of Supervisors; (2) the plans formulated by the Board of Directors for profit distribution and making up losses; (3) the appointment and removal of members of the Board of Directors and the Board of Supervisors and their remuneration and payment methods;	Article 43: The following matters shall be passed by ordinary resolutions of a General Meeting: **(1) to decide on the business policies and investment plans of the Company;** **(2) to elect and change directors and decide on matters concerning the remuneration of directors;** **(3) to elect and change the supervisors who are to be appointed from among the shareholders' representatives and decide on matters concerning the remuneration of supervisors;**

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Original Article	Revised Article
(4) the Company's annual financial budgets and final accounts, balance sheets, income statements and other financial statements; (5) appointment of, removal and termination of the appointment of, or any decision not to re-appoint, the Company's auditors; (6) the matters other than those required by laws, administrative regulations or the Articles of Association to be passed by special resolutions.	**(4) to consider and approve reports of the Board of Directors;** **(5) to consider and approve reports of the Board of Supervisors;** **(6) to consider and approve the Company's annual financial budget plans and final accounting plans;** **(7) to consider and approve the Company's profit distribution plans and plans for making up losses;** **(8) to pass resolutions on the engagement, dismissal or non-renewal of the engagement of accounting firms by the Company;** **(9) to consider and approve changes in the use of raising funds;** (10) the matters other than those required by laws, administrative regulations or the Articles of Association to be passed by special resolutions.

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Original Article	Revised Article
Article 44: The following matters shall be passed by special resolutions of a General Meeting: (1) the increase and reduction of the Company's share capital and the issue of any class of shares, warrants and other similar securities of the Company; (2) the issue of corporate bonds; (3) the division, merger, dissolution, liquidation and material acquisition or disposal; (4) the amendments to the Articles of Association; (5) the amendments to the rights of holders of any class of shares; (6) the purchase, disposal of material assets or guarantees with an amount more than 25% of the latest audited total assets of the Company during one year; (7) equity incentive schemes; (8) such other matters as required by laws, administrative regulations or the Articles of Association, and passed by ordinary resolutions that such matters are of material effects to the Company and require adoption of special resolutions.	Article 44: The following matters shall be passed by special resolutions of a General Meeting: (1) the increase and reduction of the Company's share capital and the issue of any class of shares, warrants and other similar securities of the Company; (2) the issue of corporate bonds; (3) the division, merger, dissolution, liquidation and material acquisition or disposal; (4) the amendments to the Articles of Association; (5) the amendments to the rights of holders of any class of shares; **(6) to resolve matters relating to the purchase and/or sale by the Company within one year of material assets valued at more than 25 percent of the Company's total assets;** **(7) provisions of security that laws, administrative regulations, as well as these Articles of Association specify to be approved at the Shareholders' General Meeting;** **(8) employee shareholding schemes or equity incentive schemes;** (9) such other matters as required by laws, administrative regulations or the Articles of Association, and passed by ordinary resolutions that such matters are of material effects to the Company and require adoption of special resolutions.

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APPENDIX III PARTICULARS OF PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES FOR THE BOARD MEETING

Original Article	**Revised Article**
Article 16 Directors shall attend the meetings of the Board of Directors with the serious and responsible attitude, and express the clear opinions on the matters under discussion. A director shall attend the Board meetings and make decisions personally in principle. If he or she is unable to attend a meeting in person, he or she may appoint in writing another director to attend the meetings and vote on his or her behalf; the principal shall independently assume the legal responsibilities. Any director shall not be appointed as the proxy to attend the same board meeting by more than two directors. When examining and discussing a related transaction, the non-associated directors shall not appoint the associated directors to attend the meetings on behalf of them; the independent directors shall not appoint the non-independent directors to attend the meetings on behalf of them.	Article 16 Directors shall attend the meetings of the Board of Directors with the serious and responsible attitude, and express the clear opinions on the matters under discussion. A director shall attend the Board meetings and make decisions personally in principle. If he or she is unable to attend a meeting in person, he or she may appoint in writing another director to attend the meetings and vote on his or her behalf; the principal shall independently assume the legal responsibilities. Any director shall not be appointed as the proxy to attend the same board meeting by more than two directors. When examining and discussing a related transaction, the non-associated directors shall not appoint the associated directors to attend the meetings on behalf of them; the independent directors shall not appoint the non-independent directors to attend the meetings on behalf of them. **If a director fails to personally attend a meeting of the Board of Directors and to appoint another director to attend the meetings on his or her behalf on two consecutive occasions, he or she shall be deemed unable to perform his or her duties and the Board of Directors shall propose to the Shareholders' General Meeting that he or she be replaced.**

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Original Article	Revised Article
	The director attending the meeting on behalf of the absent director shall exercise the director's right to the extent authorized. If a director fails to attend a meeting of the Board of Directors and has not appointed a proxy to attend the meeting on his or her behalf, he or she shall be deemed to have waived his or her right to vote at such meeting. **The reasonable expenses incurred by the directors who attend meetings of the board shall be borne by the Company. These expenses include the traffic expenses covering the distance between the place where a director is located and the place where a meeting is held (in the event that these two places are not the same) and the fees of room and board during the term of the meeting. The rent of the place of the meeting and the local traffic expenses shall also be borne by the Company.**

– 27 –

Original Article	**Revised Article**
Article 18 If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the statutory minimum, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation. The remaining directors shall convene an extraordinary Shareholders' General Meeting as soon as possible to elect a director to fill the vacancy left by the resignation of the director.	Article 18 If the resignation of a director causes the number of occupied seats on the Board of Directors to fall below the **statutory minimum**, his or her written resignation shall enter into effect only upon the new director taking up the vacancy left by his or her resignation. The remaining directors shall convene an extraordinary Shareholders' General Meeting as soon as possible to elect a director to fill the vacancy left by the resignation of the director. **Until the Shareholders' General Meeting has passed a resolution on electing a director, the powers of the resigning director and the remaining directors shall be subject to reasonable restrictions.** **If the resignation of an independent director causes the number of independent directors or the number of occupied seats on the Board of Directors to fall below the statutory minimum or the minimum required by the Articles of Association, the incumbent director shall continue to perform his or her duties as an independent director in accordance with laws, administrative regulations and these Articles of Association until the incoming director assumes his or her position. The Board of Directors shall convene a Shareholders' General Meeting within two months to re-elect the independent directors; if the Board of Directors fails to convene a shareholders' general meeting, the independent directors may not perform their duties.** **Except in the circumstance specified in the preceding paragraphs, a director's resignation shall be effective upon his written resignation being served on the Board of Directors.**

– 28 –

Original Article	Revised Article
Article 37: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets and final accounts of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of corporate bonds and other securities;	Article 37: The Board of Directors shall be accountable to the Shareholders' General Meeting and exercise the following functions and powers: (1) to convene Shareholders' General Meetings and to report on its work to the Shareholders' General Meeting; (2) to implement the resolutions of the Shareholders' General Meeting; (3) to decide on the business plans and investment plans of the Company; (4) to formulate the annual financial budgets and final accounts of the Company; (5) to determine the Company's annual loan financing plan; (6) to formulate the profit distribution plans and plans for making up losses of the Company; (7) to formulate plans for the Company's debt and financial policies, the increase or reduction of the registered capital of the Company and plans for the issue of corporate bonds and other securities;

– 29 –

Original Article	Revised Article
(8) to draft plans for major acquisitions or disposal of the Company, as well as the merger, division or dissolution of the Company; (9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these articles of association; (10) to decide on such matters as the Company's investments in third parties, purchase and sale of assets, asset mortgages, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization; (12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager; to engage or dismiss the Secretary to the Board and decide on matters relating to their remuneration; (13) to decide on the establishment of the Company's branches' organization; (14) to formulate amendments to these Articles of Association;	(8) to draft plans for major acquisitions or disposal of the Company, as well as the merger, division or dissolution of the Company; (9) to make decision on the security not subject to the approval of the Shareholders' General Meeting, in accordance with the laws, the administrative regulations and rules, as well as these articles of association; (10) to decide on such matters as the Company's investments in third parties, purchase and sale of assets, asset mortgages, entrustment of financial services, connected transactions, etc., to the extent authorized by the Shareholders' General Meeting; (11) to decide on the establishment of the Company's internal management organization; (12) to engage or dismiss the Company's Manager; to engage or dismiss such senior management staff as the Senior Deputy Manager, the Deputy Manager, the Chief Accountant, as proposed by the Manager; to engage or dismiss the Secretary to the Board and decide on matters relating to their remuneration; (13) to decide on the establishment of the Company's branches' organization; (14) to formulate amendments to these Articles of Association;

– 30 –

Original Article	Revised Article
(15) to formulate the basic management systems of the Company; (16) to formulate share incentive schemes; (17) to make decision on the Company's other major affairs and administrative affairs and other important agreements signed, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association; (18) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting. Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall, unless otherwise provided in laws or these Articles of Association, be passed by the affirmative vote of more than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14) and (16) which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.	(15) to formulate the basic management systems of the Company; (16) to formulate share incentive schemes; (17) to make decision on the Company's other major affairs and administrative affairs and other important agreements signed, except for the matters to be considered at the Shareholders' General Meeting in accordance with the provisions of the Company Law and these Articles of Association; **(18) to make decision on the matters in relation to buyback of shares of the Company under the circumstances set forth in items (5) and (6) of the Article 30;** (19) other functions and powers provided for in these Articles of Association or granted by the Shareholders' General Meeting. Resolutions by the Board of Directors on the matters referred to in the preceding paragraph shall, unless otherwise provided in laws or these Articles of Association, be passed by the affirmative vote of more than one half of all of the directors with the exception of resolutions on the matters referred to in items (7), (8), (9), (14), (16) and **(18)** which shall require the affirmative vote of at least two-thirds of all of the directors for adoption.

– 31 –

Original Article	Revised Article
If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she exercise the voting right of another director as such director's proxy thereon. Such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. As for the aforementioned matters which require the affirmative votes of more than two-thirds of the directors, shall be voted for and passed by more than two-thirds of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration.	If a director has a connected relationship with an enterprise involved in a matter on which a resolution is to be made at a meeting of the Board of Directors, he or she may not exercise his or her right to vote regarding such resolution, nor may he or she exercise the voting right of another director as such director's proxy thereon. Such a Board meeting may be held only if more than one half of the directors without a connected relationship are present, and the resolutions made at such a Board meeting shall require adoption by more than one half of the directors without a connected relationship. As for the aforementioned matters which require the affirmative votes of more than two-thirds of the directors, shall be voted for and passed by more than two-thirds of the directors without a connected relationship. If the Board meeting is attended by less than three directors without a connected relationship, the matter shall be submitted to the Shareholders' General Meeting for consideration. **A resolution by the Board of Directors on a connected transaction shall come into effect only once the independent (non-executive) directors have signed the same.** **The Company shall formulate the rules for chief legal adviser, under which the chief legal adviser shall present and give legal opinions at the meeting of the Board of Directors whenever legal issue is involved in proposals for consideration and approval thereat.**

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APPENDIX IV PARTICULARS OF PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE MEETING

Original Article	Revised Article
Article 10: The Board of Supervisors shall consist of three supervisors. The external supervisors (refer to those supervisors who do not hold office in the Company) shall represent more than 50 percent of the members of the Board of Supervisors. The number of the supervisors who represent the employees shall be not less than one-third of the number of supervisors. The Board of Supervisors shall have one chairman, whose appointment and dismissal shall be subject to the affirmative vote of at least two-thirds of the members of the Board of Supervisors. The term of office of a supervisor shall be 3 years. A supervisor may serve consecutive terms if re-elected upon the expiration of his or her term.	Article 10: The Board of Supervisors shall consist of **five** supervisors. The external supervisors (refer to those supervisors who do not hold office in the Company) shall represent more than 50 percent of the members of the Board of Supervisors. The number of the supervisors who represent the employees shall be not less than one-third of the number of supervisors. The Board of Supervisors shall have one chairman, whose appointment and dismissal shall be subject to the affirmative vote of at least two-thirds of the members of the Board of Supervisors. **The chairman of the Board of Supervisors shall organize the performance of the duties of the Board of Supervisors.** The term of office of a supervisor shall be 3 years. A supervisor may serve consecutive terms if re-elected upon the expiration of his or her term.

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Original Article	Revised Article
Article 11: The supervisors who represent the shareholders shall be elected and removed by the Shareholders' General Meeting; the employee representative of the supervisors shall be elected and removed by the employees' democratic election. The list of candidates for the supervisors who represent the shareholders shall be subject to the resolutions of the Shareholders' General Meeting. The candidates for the supervisors who represent the shareholders shall be nominated by the Board of Directors, the Board of Supervisors and a shareholder alone or shareholders together holding at least 3 percent of the Company's shares, and shall be elected and removed by the Shareholders' General Meeting of the Company.	Article 11: **The members of the Board of Supervisors include three shareholder representatives (including qualified as outside supervisors) and two employee representatives who represents the employees.** The supervisors who represent the shareholders shall be elected and removed by the Shareholders' General Meeting; the employee representative of the supervisors shall be elected and removed by the employees' democratic election. The list of candidates for the supervisors who represent the shareholders shall be subject to the resolutions of the Shareholders' General Meeting. The candidates for the supervisors who represent the shareholders shall be nominated by the Board of Directors, the Board of Supervisors and a shareholder alone or shareholders together holding at least 3 percent of the Company's shares, and shall be elected and removed by the Shareholders' General Meeting of the Company.

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary